August 10, 2012

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 7017

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Hyster-Yale Materials Handling, Inc.

Registration Statement on Form S-1

Filed June 28, 2012

File No. 333-182388

Ladies and Gentlemen:

This letter is submitted on behalf of Hyster-Yale Materials Handling, Inc. (“Hyster-Yale” or the “Company”) in response to the comment letter by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 25, 2012 (the “Comment Letter”), to Hyster-Yale with respect to the Registration Statement on Form S-1 of Hyster-Yale (File No. 333-182388) filed on June 28, 2012 (the “Registration Statement”). In addition, Hyster-Yale has also filed today Amendment No. 1 to the Registration Statement (the “Amendment”), including the preliminary prospectus included in the Amendment (the “Prospectus”). The Amendment reflects revisions in response to the Comment Letter, revisions reflecting the results for the six months ended June 30, 2012 and certain other minor revisions.

Hyster-Yale’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response. Unless otherwise indicated, page references included in the body of Hyster-Yale’s responses are to the Prospectus. Terms used and not defined are used in the same manner they are used in the Prospectus.

Fee Table

1.	It appears that the Class B shares will be immediately convertible into Class A. If so, please include in the fee table the Class A shares underlying the Class B shares.

The fee table on the cover page of the Amendment has been revised in response to this comment.

Prospectus

2.	You state on page 42 and elsewhere in the registration statement that you operate in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. We also note that the Hyster website identifies U.K.-based Hyster Europe as the Hyster dealer that serves Iran, Sudan, and Syria. In addition, we are aware of media reports that Kanoo Machinery, which is identified on the Hyster website as the Hyster dealer for the U.A.E., operates in Iran through its reseller partner network. We also are aware of publicly available reports that identify U.K.-based Alperton International Ltd. as a Hyster dealer for Iran and indicate that Alperton has sold Hyster fork lift trucks in that country.

Cuba, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. We note that your Form S-1 does not include disclosure regarding contacts with Cuba, Iran, Sudan, and/or Syria. Please describe to us the nature and extent of any past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, joint ventures, dealers, resellers, or other direct or indirect arrangements. Your response should describe any products, including but not limited to aftermarket parts, components, equipment, materials, technology, or services you have provided into those countries, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Hyster-Yale’s export law compliance policy (the “Policy”) was established to ensure compliance with applicable United States and European Union export regulations governing the sale of products, aftermarket parts, components, equipment and materials (“Products”) as well as the providing of technology or services (“Services”) to specified countries and end users for specified end uses. Pursuant to the terms of the Policy, Hyster-Yale does not sell any Products or provide any Services to any buyer or end user in any country subject to economic sanctions or export controls under the laws of the United States that is a so called “denied party” on the lists maintained by the Bureau of Industry and Security of the U.S. Department of Commerce, including those countries designated as state sponsors of terrorism by the State Department or the European Union and its member states, such as Cuba, Iran, Syria and Sudan. Finally, Hyster-Yale does not sell any Products or provide any Services to any buyer or end user that is a denied party for use in any plant or facility involved in developing, producing, handling or storing nuclear, chemical or biological weapons.

The Hyster website currently defaults to the Hyster Europe office in the United Kingdom as the dealer for any territories where there is not a dedicated Hyster dealer in the Latin American, Europe, Middle East and Africa region. The territories where Hyster-Yale does not have a dedicated dealer include, among others, Cuba, Iran, Sudan and Syria. Hyster-Yale will update its Hyster website to remove the default settings for Cuba, Iran, Sudan and Syria.

Hyster-Yale has entered into an agreement with Yusuf bin Ahmed Kanoo (“Kanoo”) pursuant to which Kanoo is an authorized Hyster dealer for the following territories: Abu Dhabi, Ajman, Sharjah, Fujairah, Ras-al-Khaimah, Umm-al-Qaiwain, Dubai, Bahrain, Saudi Arabia and Qatar. Pursuant to the terms of the Policy, new customers of Kanoo are checked on a transaction basis and dealers and suppliers are checked at least annually to ensure they are not on the list of denied persons of the Bureau of Industry and Security of the U.S. Department of Commerce. Kanoo is not authorized as a Hyster dealer to sell any Products or provide any Services into Iran.

Alperton Limited (“Alperton”) was Hyster’s exclusive dealer in Iran between 2004 and 2007. In October 2005, Hyster-Yale stopped fulfilling orders placed by Alperton for Hyster Products or Services. Hyster terminated its dealer contract with Alperton in Iran in 2007. As a result, Hyster-Yale has no current or anticipated connection or contacts with Iran.

ETCO-Group was the Hyster dealer for Syria. It was appointed in 1993 and terminated in 2005 as the Hyster dealer for Syria.

Hyster-Yale does not provide any Products or Services to Cuba, Iran, Sudan or Syria and it does not sell any Products or provide any Services to, or have any agreements, arrangements, or other contacts with, the governments or entities controlled by the governments of Cuba, Iran, Sudan or Syria.

3.	Please discuss the materiality of the contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

As described in response to Comment 2, the Company currently does not have any contacts with Cuba, Iran, Sudan or Syria. For each of these countries for the 2009, 2010 and 2011 fiscal years and the six months ended June 30, 2012, the Company has received no revenue, it has no assets in such countries and it has no liabilities associated with such countries.

Prospectus Cover

4.	Given that you plan to distribute both Class A and Class B shares to all shareholders regardless of whether they currently are holders of Class A or Class B shares, it appears that the shareholders’ ownership interest in Hyster-Yale will differ from their ownership interest in NACCO. If so, please say so directly. In an appropriate section of your prospectus, describe the reason you are creating the difference in the ownership interests and demonstrate the magnitude and effect of the difference. Also, tell why you believe it is appropriate to characterize the distribution as “pro rata.” For guidance, refer to section 4.B.2 of Staff Legal Bulletin No. 4 (September 16, 1997).

The Prospectus has been revised on pages 3 and 23 in response to this comment. In addition, the Prospectus has been revised throughout to remove the reference to “pro rata,” as applicable.

5.	We note your disclosure regarding the concentration of voting control in the carryover paragraph on pages 65 and 66 of the NACCO Industries Schedule 14A filed on March 16, 2012. Please provide us with your analysis regarding the extent to which the Hyster-Yale spin-off is a privately negotiated transaction with NACCO Industries’ large shareholders. Include in your response a description of the extent of the control group’s involvement with the decisions regarding whether and when to conduct the spinoff and the structure of the spinoff.

The Company has reviewed Section 7 of Staff Legal Bulletin No. 4 (September 16, 1997). Although NACCO discloses the aggregate voting power of certain related family members and its executive officers and directors in its annual proxy, none of these family members, executive officers or directors in their individual capacity have any agreement or understanding regarding the manner in which they vote their shares of NACCO’s common stock. In addition, the structure and timing of this transaction was determined by the Board of Directors of NACCO, which consists of a majority of independent non-family members. Although certain family members, including Mr. Rankin, are members of the Board of Directors or executive officers of NACCO, there were no discussions with NACCO’s shareholders, including members of the Rankin and Taplin families who are not directors or executive officers of NACCO, regarding the structure or timing of the spin-off. The Rankin and Taplin families did not privately negotiate the spin-off and were not as shareholders of NACCO involved in the decision regarding whether and when to conduct the spin-off or the structure of the spin-off.

Why is NACCO spinning off Hyster-Yale?, page 1

6.	If you elect to highlight the benefits of the spinoff, please highlight with equal prominence the drawbacks.

The Prospectus has been revised on pages 2 and 25 in response to this comment.

What are the U.S. federal income tax consequences, page 4

7.	Given that you must file exhibit 8.1 per Regulation S-K Item 601, please revise your disclosure here and throughout your prospectus where you refer to the future receipt of an opinion to remove the implication that you have not yet obtained on opinion. Also, your disclosure throughout your document should state clearly the tax consequences, not assume the consequences like you do in the second paragraph. See the second paragraph of section III.C.3 of Staff Legal Bulletin No. 19 (October 14, 2011) available on the Commission’s website. Also disclose in your prospectus the undertaking mentioned in the second bullet point of Section III.D.3 of Staff Legal Bulletin No. 19.

The Prospectus has been revised on pages 5 and 9 to state clearly the tax consequences in response to this comment. In addition, the Prospectus has been revised on page 14 to include the undertaking mentioned in Section III.D.3 of Staff Legal Bulletin No. 19. The Company has also filed a form of Exhibit 8.1 with the Amendment. Consistent with Staff Legal

Bulletin No. 19, the Company advises the Staff that it will be receiving a tax opinion and will file an executed copy of Exhibit 8.1 by future amendment to the Registration Statement before it requests effectiveness of the Registration Statement. At this time, the Company has not received an executed copy of the opinion. The Company does not currently contemplate circulating the preliminary prospectus, but the Registration Statement is available to the public on EDGAR. Accordingly, the disclosure in the Amendment regarding future receipt of the tax opinion has not been modified. As requested by this comment, however, the current disclosure regarding future receipt of the tax opinion will be revised in the amendment to the Registration Statement that includes the executed Exhibit 8.1 opinion.

Stockholders’ Agreement, page 11

8.	Please clarify whether the stockholders who are parties to the existing agreement all will be parties to the new agreement and whether there will be any additional parties to the new agreement. Also tell us the identities of any existing parties to the agreement who will not be parties to the new agreement, the identities of any additional parties to the new agreement, the reasons for these changes in parties, the relationship of those changed parties to you, and the number of shares held by each existing party to the agreement who is not becoming a party to the new agreement and each additional party to the new agreement.

All of the stockholders who are parties to the NACCO Stockholders’ Agreement will be parties to the Hyster-Yale Stockholders’ Agreement, except for certain individuals that have passed away and related trusts for such individuals that no longer exist. As a result, the signatories to the Hyster-Yale stockholders’ agreement and the NACCO stockholders’ agreement will be exactly the same except for these individuals and trusts.

Risk Factors, page 14

9.	Please quantify the adjusted basis mentioned in the first full risk factor on page 15 and the “specified percentage” mentioned in the bullet points on page 15.

The Prospectus has been revised on page 15 in response to this comment.

If we are unable to list, page 14

10.	Please tell us whether you plan to circulate the prospectus before you know whether your shares will be listed on the New York Stock Exchange. If not, please tell us the purpose of this risk factor.

The Prospectus has been revised on page 14 in response to this comment.

Short-Term Incentive, page 28

11.	Please clarify the second sentence of the first bullet point. Do you mean that Hyster-Yale will pay Mr. Rankin’s award for his services to all of the NACCO businesses before the spinoff?

The Prospectus has been revised on pages 27 and 28 in response to this comment.

Dividend Policy, page 34

12.	Please expand your discussion, here or in the section you have cross referenced, to clarify the nature of the restrictions on your ability to pay dividends. Include a discussion that quantifies the extent to which the covenants you mention on page 49 or other agreements restrict dividends. Also, please tell us about any plans to revise the aggregate dividend amount that your shareholders currently receive.

The Prospectus has been revised on pages 12, 34, 50 and 51 in response to this comment. As described in the Prospectus, future dividends will be at the discretion of the Hyster-Yale Board and will depend on various factors. We supplementally advise the Staff that the Company is currently determining the composition of its Board after the spin-off. As a result, although as disclosed in the Prospectus, the Company currently intends to pay regular quarterly dividends, this Board has not met to finalize its dividend policy; particularly the amount to be paid as quarterly dividends. In addition, any dividend paid with respect to NACCO common stock after the spin-off will be at the discretion of the NACCO Board. At this time, given that both Boards have not addressed this issue, the amount of future dividends or whether there are any plans to revise the aggregate dividend amount has not been determined.

First Quarter of 2012, page 41

13.	We note your disclosure regarding a shift in sales to higher-margin products in the last sentence on page 41. Please expand your disclosure to address the overall change in your gross and operating margins during the relevant period.

The Prospectus has been revised on page 42 in response to this comment.

14.	With a view toward clarified disclosure, please tell us the reasons for the change in revenue between the fourth quarter of 2011 and the first quarter of 2012.

We supplementally advise the Staff that revenues at Hyster-Yale decreased 7.6% to $629.5 million in the first quarter of 2012 from $677.4 million in the fourth quarter of 2011, primarily as a result of a decrease in unit volume and unfavorable shift in mix to lower-priced products sold in the first quarter of 2012, as well as unfavorable currency movements as the euro weakened against the U.S. dollar.

In addition, revenues at Hyster-Yale decreased 4.4% to $602.0 million in the second quarter of 2012 from $629.5 million in the first quarter of 2012. This decrease again primarily related to a continued decrease in unit volume and unfavorable currency movements as the Brazilian real and Australian dollar weakened against the U.S. dollar.

Both the decrease in unit volume and the effect of currency movements are described in the reasons for the change in revenue on page 42 of the Prospectus. These factors remain consistent for each of the periods. As a result, the quarterly trend does not provide meaningful additional information that is not already included in the discussion of results of operations beginning on page 41 of the Prospectus. In any event, we will continue to monitor the quarterly trends and provide additional disclosure, as appropriate, in future filings.

Outlook, page 42

15.	Please ensure that your disclosure is current. For example, you refer to the second quarter of 2012 in the third paragraph as if it had not yet occurred.

The Prospectus has been revised to include results for the six months ended June 30, 2012 as well as to update other disclosure.

16.	Please quantify here the effect of the material one-time items that you mention in the first sentence of the fourth paragraph. Also explain the trends that underlie the disclosed anticipated shift in sales mix and higher cash flow.

The Prospectus has been revised on page 43 in response to this comment.

Financing Activities, page 48

17.	Please quantify and discuss the difference in the interest rate and other costs between the new term loan and the loan it replaced.

The Prospectus has been revised on page 50 in response to this comment.

Interest Rate Risk, page 52

18.	Please tell us why you do not discuss the effect of changing interest rates on that portion of your floating rate debt that is not covered by your swap agreements.

We supplementally advise the Staff that we did not discuss the effect of changing interest rates on the portion of our floating rate debt that is not covered by our swap agreements because, as of December 31, 2011, we had $204.5 million of interest rate swap agreements to cover our $212.6 million of floating rate debt under our term loan agreement. We had additional debt of $12.8 million that is not covered by interest rate swap agreements. As a result of the coverage by our swap agreements, approximately $20.9 million of our floating rate debt was subject to changes in interest rates. An increase of the interest rate by 1% on this debt would increase interest expense by approximately $0.2 million annually. During 2011 and 2012, we did not have any significant amount of borrowing under our revolving credit facility and therefore did not have any significant exposure for any significant period of time to changes in interest rates for floating rate debt with respect to our revolving credit facility.

Related Party Transactions, page 53

19.	In an appropriate section, please provide dollar amounts for the transactions reflected in the tax allocation and headquarters sublease agreements discussed on pages 137 and 138.

The dollar amount of the transactions reflected in the headquarters sublease agreement will be filed in a future amendment. See pages 11 and 139 of the Prospectus. As described in the disclosure on page 10 of the Prospectus, the tax allocation agreement establishes Hyster-Yale’s responsibilities for tax obligations incurred before or as a result of the spin-off which in each case will be satisfied after the spin-off. The tax allocation agreement does not change the amount of Hyster-Yale’s tax obligations incurred before or as a result of the spin-off. The amount of tax payable to Hyster-Yale is a function of its 2012 taxable income earned up to the date of the distribution without regard to the transaction which will be reported with and effected by the full year taxable income results of remainder of NACCO’s U.S. consolidated companies. Those amount are not currently determinable.

20.	Please tell us which provision of which agreement reflects the guarantee referenced in the first sentence of the last paragraph starting on page 53, and which exhibit or exhibits reflect the 75% and 50% joint venture agreements discussed in the first and third paragraphs on page F-8. Further, please file the exhibits to exhibit 10.34.

Exhibit 10.34, including exhibits, has been filed with the Amendment in response to these comments. Exhibit 10.59, which has been added to the Amendment, reflects the guarantee referenced in the first sentence of the first paragraph on page 55 of the Prospectus. Exhibit 10.32 reflects the 75% joint venture in China. Exhibit 10.57 has been added to the Amendment relating to the 50% joint venture with SN.

21.	Please provide us your analysis of whether Regulation S-K Item 404 requires disclosure of the transactions discussed in the last paragraph of Note 16 on page F-44.

In the adopting release, Executive Compensation and Related Person Disclosure, Release Nos. 33-8732A and 34-54302A, adopted August 29, 2006 (the “Adopting Release”), the Commission stated that it was retaining the principle-based disclosure for related party transactions that was previously specified in Item 404(a). Specifically, the Adopting Release explained that a company’s disclosure obligation for a related party transaction is “based on whether the related person had or will have a direct or indirect material interest in the transaction.” See Adopting Release at p. 149. With respect to the transaction described in Note 16 of the Consolidated Financial Statements, the Board of Directors has considered whether the related person had or will have a direct or indirect material interest in the transaction. For the reasons set forth below, among others, the Board of Directors concluded that the related party does not and will not have a direct or indirect material interest in the transaction.

First, the amount involved for each of the periods presented in Note 16 is an insubstantial amount compared to the revenue of Jones Day during such periods and is clearly not material to Jones Day. In addition, the Board of Directors concluded that the director, who also is a partner at Jones Day, received no, and will not receive any, direct or indirect material benefit as a result of the legal services rendered by Jones Day to Hyster-Yale. The basis for this conclusion is, among others, that the Board of Directors determined that there is no correlation between the amount of services rendered to, and fees incurred by, Hyster-Yale by Jones Day and such director’s position as a partner at Jones Day. As a result, no disclosure is required under Item 404 of Regulation S-K.

Backlog, page 58

22.	With a view toward clarified disclosure in an appropriate section of your document, please tell us whether customers can cancel unfilled orders.

The Prospectus has been revised on page 59 in response to this comment.

Key Suppliers and Raw Materials, page 58

23.	Please identify the sources of your raw materials. Also describe the relevant regulation mentioned here and on page 17; for example, what is the purpose and effect of the Department of Commerce inspection and how do your components comply?

The Prospectus has been revised on pages 17 and 59 in response to this comment.

Employees, page 59

24.	Please disclose when the Mexico, Ireland and Italy agreements expire. Also disclose the portion of your workforce covered by the agreements that you mention.

The Prospectus has been revised on page 61 in response to this comment.

Security Ownership of Certain Beneficial Owners, page 63

25.	Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares attributed to the Dimensional Funds. Also, tell us why note (4) is first placed next to the Rankin Associates in the table on page 64 given the discussion of Dimensional in this footnote, or revise your footnotes accordingly.

The inclusion of footnote (4) on page 65 of the Prospectus next to Rankin Associates has been revised in response to this comment. Note (4) relies upon information set forth on the Schedule 13G/A filed by Dimensional Fund Advisors LP (“Dimensional Fund”) on February 14, 2012 (the “Dimensional 13G”). The Dimensional 13G/A does not disclose the natural person or persons who exercises sole or shared voting and/or dispositive power with respect to the shares attributable to Dimensional Fund. As provided by Instruction 3 to Item 403, “the registrant shall be deemed to know the contents of any statements filed with the Commission pursuant to section 13(d) or 13(g) of the Exchange Act.” The Company has included all relevant information provided by Dimensional Fund. In the event the Dimensional Fund provides the information with respect to the natural person or persons who exercises sole or shared voting and/or dispositive powers in a Schedule 13G filed in the future, the Company will include such information in its future beneficial ownership disclosure.

26.	Please tell us why you believe you need not identify the natural persons who control the limited partners with power to dispose of the shares mentioned in footnote (3) beginning on page 64 and footnote (5) beginning on page 65. Also tell us why you do not identify the Signatories mentioned in footnote (2) on page 67. Cite in your response all authority on which you rely.

The Prospectus has been revised on pages 66 and 69 to identify the natural persons who are limited partners of Rankin Associates I, L.P. in response to this comment. As disclosed in footnote (2) on page 68 of the Prospectus, the stockholders’ agreement requires each signatory, prior to any conversion or sale of Class B Common, to offer the other signatories an opportunity to acquire such Class B Common prior to such transfer or sale. The agreement in no way governs how such shares of Class B Common are voted or whether any such signatory may dispose of such shares of Class B Common. It only requires a signatory once they decide to dispose of their shares to provide the other signatories with the right to acquire such shares prior to such transfer or sale. Each signatory retains the right to vote or dispose of such shares without regard to the terms of the stockholders’ agreement, which will be filed as an exhibit to the Registration Statement by amendment. The signature pages to the stockholders’ agreement will identify each signatory. Footnote (2) on page 68 of the Prospectus currently contains disclosure regarding the terms of the stockholders’ agreement and the identity of the signatories will be publicly available. As a result, disclosing the identity of each signatory in the beneficial ownership table will not provide stockholders of Hyster-Yale with any additional meaningful disclosure; particularly given the limited nature of the stockholders’ agreement which merely relates to the process for disposition of shares and in no way governs the voting or the decision to dispose of such shares by such stockholders. This disclosure is consistent with the beneficial ownership disclosure regarding the NACCO stockholders’ agreement which has been included in the reports filed under the Securities Exchange Act of 1934 (the “Exchange Act”) of NACCO since the NACCO stockholders’ agreement became effective in 1990, which the Staff has previously reviewed without comment.

27.	Please clarify the number of shares mentioned in last sentence of footnote (5) beginning on page 65 over which Mr. Rankin has or shares voting or dispositive powers.

The last sentence of footnote (5) on page 67 of the Prospectus is provided as contemplated by Rule 13d-4 regarding Mr. Rankin’s disclaimer, for purposes of the provisions of Section 13(d) or 13(g) and the rules promulgated thereunder, of beneficial ownership of certain shares to the extent that he does not have a pecuniary interest in such shares. As required by Instruction 2 of Item 404 of Regulation S-K, the table includes a subcolumn and appropriate explanation of the amounts as to which Mr. Rankin has or shares voting or dispositive power.

28.	Given that each Series B holder will receive one Series A share and given the Series B holdings mentioned in footnote (2) on page 67, it is unclear why the group mentioned in that footnote is not included in the table on page 64. Please advise.

As described in the Prospectus, the stockholders’ agreement requires each signatory, prior to any conversion or sale of Class B Common, to offer the other signatories an opportunity to acquire such Class B Common prior to such transfer or sale (a “Right of First Refusal”). As a result, the signatories to the stockholders’ agreement may be deemed a “group” because pursuant to Rule 13d-5(b)(1) the stockholders’ agreement may be considered an agreement among the signatories “for the purpose of disposing of equity securities” of Hyster-Yale. Rule 13d-5(b)(1). The Right of First Refusal only relates to the process for the disposition of Class B Common. Although the signatories of the stockholders’ agreement will obtain Class A Common in the spin-off, these stockholders have no agreement to act together for the purpose of acquiring, holding, voting or disposing of Hyster-Yale Class A Common. Rule 13d-5(b)(1). As a result, the signatories to the stockholders’ agreement are not a “group” for purposes of Rule 13d-5 with respect to the shares of Class A Common. Accordingly, except for the individuals that are otherwise required to be disclosed based on their ownership of Class A Common (i.e., Beatrice B. Taplin, Rankin Associates I, L.P. and Alfred M. Rankin, Jr.), no disclosure with respect to the ownership of Class A Common by the signatories to the stockholders’ agreement is required.

Corporate Governance, page 76

29.	If a portion of the current NACCO Class A holders convert the Class B shares that they receive in the distribution to Class A, it appears that the current NACCO Class B shareholders will control Hyster-Yale. Please provide us your analysis of the likelihood that current NACCO Class B holders who report beneficial ownership as a group will control of Hyster-Yale, including your analysis of the likelihood that the Class A shareholders will convert their Class B shares. Address in your response the extent to which you are or may become a “controlled company” under the rules of the New York Stock Exchange.

As Class B Common is converted to Class A Common, the voting power of the remaining Class B Common will increase. See “Risk Factors – The relative voting power of holders of our Class B Common who convert their shares of our Class B Common into Class A Common will diminish” and “Risk Factor – The relative voting power of the remaining holders of Class B Common will increase as holders of our Class B Common convert their shares of our Class B Common into shares of our Class A Common” for disclosure regarding this issue. The decision to convert Hyster-Yale Class B Common into Hyster-Yale Class A Common will be made at the discretion of each Hyster-Yale Class B Common stockholder. However, the Company supplementally advises the Staff that it is expected over time that the current voting power of Hyster-Yale Class B Common stockholders will increase as shares of Hyster-Yale Class B Common are converted. The current NACCO Class B Common holders who report beneficial ownership as a group do not have any agreement or understanding regarding the manner in which they vote any shares of Common Stock of Hyster-Yale. As described in response to Comment 28 above, signatories to the stockholders’ agreement may be deemed a “group” as a result of the Right of First Refusal. The stockholders’ agreement does not in any way relate to the manner in which they vote their shares of Class A Common or Class B Common held by such stockholders.

As described in Comment 12 above, the Company is currently determining the composition of its Board after the spin-off. After the spin-off, the Company may consider whether it has the characteristics of a “controlled company,” as such term is defined in Section 303A of the listing standards of the NYSE. The Company, however, at this time will not take advantage of any of the exceptions to the listing requirements of the NYSE that are available to controlled companies.

Description of Capital Stock, page 139

30.	You may not qualify your disclosure by reference to a statute. Please revise the first paragraphs on page 139 and 142 accordingly.

The Prospectus has been revised on pages 140 and 143 in response to this comment.

31.	Please provide the disclosure required by Regulation S-K Item 201(a)(2).

As described in response to Comment 5 above, the Company supplementally advises the Staff that the shares of Class A Common distributed to its shareholders in the spin-off will not be restricted securities for purposes of Rule 144. As a result, the shares of Class A Common distributed to NACCO shareholders will be freely transferable, except for the shares received by our affiliates. The Prospectus beginning on page 29 has been revised to include disclosure with respect to the sale of shares by our affiliates.

Financial Statements

32.	Please update the financial statements when required by Rule 3-12 of Regulation S-X.

The Prospectus has been revised to update the financial statements as required by Rule 3-12 of Regulation S-X.

Note 1. Principles of Consolidation and Nature of Operations, page F-8

33.	In light of the fact that Hyster-Yale was previously a subsidiary of NACCO, please confirm to us that the historical financial statements of Hyster-Yale reflect all of the expenses that the parent incurred on your behalf. Please refer to the guidance in SAB Topic 1B.

The Company confirms that its historical financial statements reflect all of the expenses that NACCO incurred on the Company’s behalf consistent with the guidance provided in SAB Topic 1B.

Note 16. Equity Investments and Related Party Transactions, page F-42

34.	We note that you recognized $1.1 million and $1.8 million in expenses related to payments to SN for engineering design services in 2010 and 2009, respectively, but did not recognize any expenses for these services in 2011. Please tell us whether any services were provided to SN in 2011 and if so, how you accounted for those services provided.

The Company supplementally advises the Staff that SN provided no services to Hyster-Yale in 2011.

Note 17. Subsequent Events, page F-44

35.	We see that you present unaudited pro forma earnings per share on your consolidated statements of operations and that the unaudited pro forma earnings per share has been prepared as if NACCO’s proposed spin-off of Hyster-Yale and the related impact of NACCO’s pro rata distribution of all outstanding shares of Hyster-Yale common stock to NACCO common stockholders occurred as of January 1 each period. Please revise your disclosure to provide the related calculations of pro forma earnings per share each period.

The Prospectus has been revised on pages F-4 and F-45 in response to this comment.

Exhibits

36.	Please file the headquarters sublease mentioned on page 10.

The exhibit index of the Amendment has been revised to include the headquarters sublease, which will be filed by amendment.

Exhibit 23.1. Consent of Independent Registered Public Accounting Firm

37.	To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with the your next amendment.

Exhibit 23.1 has been updated to include a currently dated and signed consent from the Company’s independent accountants.

* * * * *

We supplementally advise the Staff that, under separate cover, Hyster-Yale is furnishing a letter acknowledging the representations at the end of the Comment Letter. Please contact the undersigned at (216) 586-7017 if you have any further questions or comments concerning the Amendment. Thank you for your attention to this matter.

Very truly yours,

/s/ Thomas C. Daniels

Thomas C. Daniels

cc:	Charles A. Bittenbender

Kenneth C. Schilling

Jennifer M. Langer

Suzanne S. Taylor

Randi C. Lesnick